Exhibit 99.3

NICE Recognized with a Security Technology Executive Magazine
Innovation Award for Louis Armstrong New Orleans International
Airport PSIM Implementation

STE Innovation Awards honor the best and most unique applications of security technology in the U.S.

RA’ANANA, ISRAEL, October 24, 2011 NICE Systems Ltd. (NASDAQ: NICE) today announced that it has been recognized as an honorable mention winner in the Security Technology Executive (STE) Magazine Innovation Awards for its work on the Louis Armstrong New Orleans International Airport PSIM implementation. NICE was recognized, along with Armstrong International Airport and system integrator Johnson Controls, for their innovative implementation of NICE Situator, NICE’s open situation management solution.

Now in its seventh year, the STE Innovation Awards honors the best and most unique applications of security technology in the United States. This year’s winning projects were hand-picked by a panel of security industry experts from among dozens of entries.

"The entrants in this year's competition spanned a vast spectrum of projects," said STE publisher/editor-in-chief Steve Lasky. "While each had their merits, Armstrong International Airport’s innovative use of situation management technology (PSIM) won the judges over for its ability to consolidate diverse systems, and deliver real-life ROI and physical security benefits.”

“The deployment of NICE Situator at Armstrong International Airport illustrates how airports can use situation management in innovative ways to make the most of their existing technology investments, and enhance safety and security,” said Yaron Tchwella, President, NICE Security Group and EVP Business Operations. “We are honored to be recognized for our work on this implementation, in partnership with the Airport and Johnson Controls.”

To enhance safety and security for the more than eight million passengers each year, Armstrong International Airport employs numerous security and life safety systems. “We have a lot of different stove pipes of information – video, access control, fire alarms, computer aided dispatch (CAD), Voice over IP (VoIP), and automated external defibrillator (AED) alarms – which can make it difficult to form an overall picture,” explained John Lyon, telecommunications manager for the Airport's Security Operations Center. “NICE Situator consolidates these systems into a unified view, with real-time correlation and alerts, so our dispatchers get a much clearer real-time picture of situations. They can do 95 percent of their work using just two NICE Situator screens.”

The Airport was also able to incorporate within NICE Situator over 90 standard operating procedures for different security, fire, EMS, and weather scenarios, replacing previously used flat electronic forms. Processes implemented in NICE Situator are interactive and adaptive, and can integrate automated or operator-initiated actions, dynamically proceeding down different response paths based on pre-defined conditions.

Referring to the ability to view evolving situations in a geographic context through NICE Situator, Lyon concludes: “To be able to see a map of the facility and visualize where something’s happening as it’s happening, and drill down into layers of information, like building plans and video, is very empowering.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

About Louis Armstrong New Orleans International Airport
Louis Armstrong New Orleans International Airport is a public use airport in Jefferson Parish, Louisiana, United States. It is owned by the City of New Orleans and is located 10 nautical miles (19 km) west of its central business district. It is the primary commercial airport for the New Orleans metropolitan area and southeast Louisiana and in 2010 served a total of 8.2 million passengers. Armstrong International Airport has four concourses and two terminals, East and West, connected by a central ticketing alley. The Airport is governed by the New Orleans Aviation Board, which was created in 1943 to oversee the Airport’s administration, operation, and maintenance. The Board represents the City in all aviation matters in consultation with state, national, and international government agencies. All members of the Board are appointed by the Mayor of New Orleans with the approval of the City Council.  More info at http://www.flymsy.com/

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 (9) 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.